December 2007 Pricing Sheet dated December 21, 2007 relating to Preliminary Pricing Supplement No. 442 dated November 23, 2007 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities
Outperformance PLUS Due January 20, 2009
Based on the Performance of Shares of the Consumer Staples Select Sector SPDR Fund Relative to
Shares of the Consumer Discretionary Select Sector SPDR Fund
PRICING TERMS – DECEMBER 21, 2007
Issuer:	Morgan Stanley
Issue price:	$10 per Outperformance PLUS (see “Commissions and Issue Price” below)
Stated principal amount:	$10 per Outperformance PLUS
Pricing date:	December 21, 2007
Original issue date:	December 31, 2007 (5 business days after the pricing date)
Maturity date:	January 20, 2009, subject to postponement for market disruption events
XLP Staples Shares:	Shares of the Consumer Staples Select Sector SPDR Fund
XLY Discretionary Shares:	Shares of the Consumer Discretionary Select Sector SPDR Fund
Payment at maturity:
▪  If the XLP Staples Shares outperform the XLY Discretionary Shares:
the product of (i) $10 times (ii) 1 plus (x) the outperformance return times (y) the participation rate, subject to the maximum payment at maturity; or
▪  If the XLP Staples Shares underperform the XLY Discretionary Shares:
the product of (i) $10 times (ii) 1 plus the outperformance return.
This amount will be less than the stated principal amount of $10.

Maximum payment at maturity:	$12.70 (127% of the stated principal amount)
Participation rate:	300%
Outperformance return:
The XLP Staples Shares return minus the XLY Discretionary Shares return
▪  If the XLP Staples Shares outperform the XLY Discretionary Shares, the outperformance return will be positive
▪  If the XLP Staples Shares underperform the XLY Discretionary Shares, the outperformance return will be negative

XLP Staples Shares return:	XLP Staples Shares final price – XLP Staples Shares initial price
XLP Staples Shares initial price
XLY Discretionary Shares return:	XLY Discretionary Shares final price – XLY Discretionary Shares initial price
XLY Discretionary Shares initial price
XLP Staples Shares initial price:	29.34, the closing price of the XLP Staples Shares on the pricing date
XLP Staples Shares final price:	The closing price of the XLP Staples Shares on the valuation date times the applicable adjustment factor
XLY Discretionary Shares initial price:	32.94, the closing price of the XLY Discretionary Shares on the pricing date
XLY Discretionary Shares final price:	The closing price of the XLY Discretionary Shares on the valuation date times the applicable adjustment factor
Adjustment factor:
The adjustment factor will be 1.0 for each of the XLP Staples Shares and the XLY Discretionary Shares, in each case subject to adjustment in the event of certain events affecting the applicable shares.

Valuation date:	January 15, 2009, subject to postponement for certain market disruption events
CUSIP:	61747W737
Listing:	The Outperformance PLUS will not be listed on any securities exchange.
Minimum ticketing size:	100 Outperformance PLUS
Agent:	Morgan Stanley & Co. Incorporated
United States Federal Taxation:	Please see page 2 of this pricing sheet.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Outperformance PLUS	$10	$0.15	$9.85
Total	$18,100,000	$271,500	$17,828,500

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of Outperformance PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per Outperformance PLUS.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)	For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY PRICING SUPPLEMENT DESCRIBING THE OFFERING AND THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Preliminary Pricing Supplement No. 442 dated November 23, 2007
Amendment No. 1 to Prospectus Supplement dated July 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Outperformance PLUS Due January 20, 2009
Based on the Performance of Shares of the Consumer Staples Select Sector SPDR Fund Relative to
Shares of the Consumer Discretionary Select Sector SPDR Fund

United States Federal Taxation:
The issuer believes that, under current law, the Outperformance PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  Please see the applicable preliminary terms for the Outperformance PLUS.  However, on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments (such as the Outperformance PLUS).  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Outperformance PLUS, possibly on a retroactive basis.  The notice focuses in particular on whether to require holders of such instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  Both U.S. and non-U.S. investors considering an investment in the Outperformance PLUS should consult their tax advisers regarding the notice and its potential implications for an investment in the Outperformance PLUS.

December 2007	Page 2